SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/17/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
512,904

8. SHARED VOTING POWER
124,194

9. SOLE DISPOSITIVE POWER
637,098
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
637,098

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.45%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Firsthand Technology Value Fund, Inc.
("SVVC" or the "Issuer").
The principal executive offices of SVVC are located at

150 Almaden Boulevard, Suite 1250
San Jose, California


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the "Respondents") $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing group believes the issuer's shares are undervalued and will attempt to communicate with management regarding the large disparity between the shares' market price and their intrinsic value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/12 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 637,098 shares of SVVC or 7.45% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of SVVC were purchased:

Date:		        Shares:		Price:
07/27/12		70,876		15.7093
07/30/12		5,721		15.7940
07/31/12		7,924		15.8440
08/01/12		15,304		15.8264
08/02/12		29,288		15.6559
08/03/12		1,300		15.8308
08/08/12		3,708		15.9970
08/09/12		10,756		15.9809
08/13/12		16,772		15.9270
08/14/12		17,260		15.9358
08/15/12		10,473		15.9307
08/16/12		14,090		15.8910
08/17/12		18,490		15.9823
08/20/12		6,335		15.9388
08/21/12		22,710		15.9180
08/22/12		19,178		15.9232
08/23/12		36,675		15.9423
08/27/12		4,231		16.0000
08/28/12		19,709		15.9991
08/29/12		26,500		15.9938
08/30/12		6,816		16.0000
09/04/12		3,025		16.0000
09/05/12		2,961		16.0367
09/10/12		2,685		16.0500
09/11/12		23,063		16.0430
09/12/12		14,500		16.0498
09/13/12		11,500		16.0000
09/14/12		4		16.0500
09/17/12		6,304		16.1372
09/18/12		27,166		16.1933
09/19/12		10,241		16.1929
09/21/12		13,100		16.8882
09/24/12		64,716		16.9236
09/25/12		52,036		16.9531
09/26/12		17,400		16.8742





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/27/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos